UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Merus N.V.

(Name of Subject Company)

Merus N.V.

(Name of Person Filing Statement)

Common Shares, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number of Class of Securities)

Sven (Bill) Ante Lundberg, M.D.

c/o Merus US, Inc.

139 Main St. Suite 302

Cambridge, MA 02142

(617) 401-4499

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Peter N. Handrinos

R. Scott Shean

Brian R. Umanoff

Latham & Watkins LLP

200 Clarendon Street

Boston, MA 02116

(617) 948-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Merus N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Merus”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2025, relating to the tender offer by Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Genmab A/S, a public limited liability company (Aktieselskab) organized under the laws of Denmark (“Genmab”), to purchase all of the issued and outstanding common shares, nominal value €0.09 per share (each, a “Common Share,” and collectively, the “Common Shares”), in the capital of Merus in exchange for an amount in cash equal to $97.00 per Common Share (such amount, the “Offer Consideration”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”) filed by Genmab and Purchaser with the SEC on October 21, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8 (Additional Information).

Item 8 (Additional Information) of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs to the end of the subsection entitled “Regulatory and Other Approvals – Antitrust”:

The waiting period applicable to the Offer and the other Transactions under the HSR Act expired on November 12, 2025 at 11:59 p.m., New York City time. Accordingly, the portion of the Antitrust Approvals Condition (as defined in the Offer to Purchase) relating to the applicable waiting period (and extensions thereof) applicable to the Offer and the other Transactions under the HSR Act has been satisfied.

The most recent communication received by Genmab and Merus from the UK CMA in relation to the Transactions confirmed that the UK CMA had no further questions with respect to the Offer and the other Transactions. If this remains true as of the Expiration Time and all other conditions to the Offer are satisfied as of the Expiration Time, the Antitrust Approvals Condition will be satisfied.

Item 8 (Additional Information) of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph to the end of the subsection entitled “Regulatory and Other Approvals – Certain Shareholder Approvals Required in Connection with the Back-End Transactions”:

On December 9, 2025, Merus held the EGM. Merus Shareholders adopted the Back-End Transactions Resolutions, the Discharge Resolutions (as defined in the Offer to Purchase) and the Governance Resolutions, among other things. Adoption of the Back-End Transactions Resolutions and the Governance Resolutions at the EGM has satisfied the Governance Resolutions Condition. The Offer remains conditioned upon the satisfaction or waiver (to the extent such waiver is permitted by applicable law and the terms of the Transaction Agreement) of the other conditions to the Offer, including the Minimum Condition. As the Article 14b Tax Ruling was obtained prior to the EGM, the proposal related to the Back-End Articles Amendment and the Back-End Conversion and Amendment was deemed moot.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERUS N.V.

By:	/s/ Sven A. Lundberg
Name: Sven (Bill) Ante Lundberg, M.D.
Title: President and Chief Executive Officer
Dated: December 9, 2025